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OMB Number:	3235-0058
Expires:	April 30, 2012
SEC FILE NUMBER	000-25131
CUSIP NUMBER	45678T300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InfoSpace, Inc.

Full Name of Registrant

Former Name if Applicable

601 108th Avenue NE, Suite 1200 Bellevue, Washington 98004

Address of Principal Executive Office

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InfoSpace, Inc. (the “Company”) cannot file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 within the prescribed time period without unreasonable effort or expense because of delays in the Company’s collection and compilation of information required for the completion of this Quarterly Report.

As reported by the Company in its Current Report on Form 8-K filed with the Commission on November 3, 2011, the Company has identified certain errors related to its accounting for goodwill in connection with its acquisition of the Make The Web Better assets. On October 30, 2011, the Company’s management concluded that the Company’s accounting treatment of that goodwill was in error, and because of that error, investors should no longer rely upon the following (in each case relating only to second quarter of 2010 and all subsequent periods): (a) the consolidated financial statements and the related audit report of its independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 or (b) the condensed consolidated financial statements included in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2011, March 31, 2011, September 30, 2010, and June 30, 2010.

The Company has determined that $12.7 million of the purchase price for the Make The Web Better assets that was previously allocated to goodwill should have been allocated to an intangible asset. As a result of this determination, the Company is restating all periods since the second quarter of 2010 to amortize that intangible asset. This amortization will be recorded as an expense to cost of sales.

The Company is currently preparing restatements of the above-referenced financial statements and cannot complete the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 until those restatements are completed. The Company expects to file the Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 no later than November 14, 2011, the expiration date of the extension period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Eric Emans	425-201-8869
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Generally, the correction of the previous accounting error discussed above in Part III, and the related financial statement restatements, are expected to increase the cost of sales expense by $3.0 million and $7.3 million for the three and nine months ended September 30, 2010, respectively, and by $518,000 and $2.2 million for the three and nine months ended September 30, 2011, respectively. The impact to net income will be net of related income taxes for each period presented.

Cautionary Statement Regarding Forward-Looking Information

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including the Company’s expected financial results, the nature of the estimated adjustments of the restated financial reports, and the expected timing of filing the restated financial reports. The Company intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause the Company’s actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of the Company’s accounting review that would require the Company to make additional adjustments and the time and effort required to complete the restatement of the financial reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this filing. The Company undertakes no obligation to update any forward-looking statements to reflect new information, events, or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

InfoSpace, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/8/2011	By	/s/ Linda Schoemaker Linda Schoemaker General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).